EXHIBIT 99.2
January 22, 2009
Board of Directors
Penn Millers Holding Corporation
72 North Franklin Street
Wilkes Barre, Pennsylvania 18773
Directors:
At your request, we hereby provide an opinion of the economic value of the subscription rights to be received by eligible policyholders of Penn Millers Holding Corporation (“PMHC” or the “Company”) to purchase the common stock of PMHC. Pursuant to a Plan of Minority Stock Offering (the “Plan”) adopted by the Board of Directors of PMHC on October 22, 2008 and as amended and restated on December 10, 2008, PMHC will issue approximately 45% of its common stock to the public, and Penn Millers Mutual Holding Company (“PMMHC”), a Pennsylvania mutual holding company for PMHC, will retain a majority of PMHC’s common stock.
In accordance with the Plan, PMHC will offer its newly issued shares of common stock for sale in a subscription offering to eligible policyholders of PMHC and to other eligible subscribers. Any shares of common stock not sold in the subscription offering may be offered by PMHC for sale to certain members of the general public in a community offering or a syndicated community offering.
It is the opinion of Curtis Financial Group, LLC, that the subscription rights to be received by eligible policyholders of PMHC and other eligible subscribers to purchase shares of common stock of PMHC, pursuant to the Plan, will not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.
Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable, nonnegotiable and of short duration, and provide the recipient with the right only to purchase shares of common stock of PMHC in the subscription offering at a price that is equal to the estimated pro forma market value of the common stock, which will be the same price at which any unsubscribed shares will be sold to purchasers in the community offering or the syndicated community offering.
Sincerely,
Curtis Financial Group, LLC
Curtis Financial Group, LLC • One Liberty Place • 1650 Market Street, Suite 4400 • Philadelphia, PA 19103
(P) 215.972.2375 • (F) 215.972.2388 • www.curtisfinancial.com
Securities sold through Curtis Securities, LLC